


05005221

January 6, 2005

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5444 6699

SUPPL

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
2. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
3. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
4. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
5. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
6. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
7. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
8. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
9. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
10. Schedule 5 Block Listing Six Monthly Return	**07 December 2004**
11. Dealings By Directors	**16 December 2004**
12. Notification of Major Interests in Shares	**04 January 2005**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

1/18

Enclosures
cc: S. A. Farrant (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	16:34 07-Dec-04
Number	1307G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY plc	
2.	Name of scheme US EXECUTIVE STOCK OPTION PLAN 96/2296d	
3.	Period of return: From 1 Nov 2003 to 31 May 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	44,799
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period	44,799
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	420,000 12 June 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,711,060

Contact for queries:	Address:
Name: Brigid Conway	Johnson Matthey plc, 2-4 Cockspur St, Trafalgar Sq London EC2V 5BQ
Telephone: 020 72698461	

Person making return

Name: Brigid Conway

Position: Assistant Company Secretary

Signature:

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	16:36 07-Dec-04
Number	1305G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY PLC	
2.	Name of scheme 1985 EXECUTIVE SHARE OPTION SCHEME Ref 91/100 & Ref 96/2296a	
3.	Period of return: From 1.11.2003 to 31.5.2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	58,310
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period	58,310
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,015,300 – Ref 91/100 1,350,000 Ref 96/2296a – 12 June 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,711,060

Contact for queries: Name: Brigid T Conway Telephone: 0207 269 8461	Address: Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ

Person making return

Name: Brigid T Conway

Position: Assistant Company Secretary

Signature:

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	16:56 07-Dec-04
Number	1342G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY PLC	
2.	Name of scheme 1985 EXECUTIVE SHARE OPTION SCHEME Ref 91/100 & Ref 96/2296a	
3.	Period of return: From 1 June 2004 to 30 November 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	58,310
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period	58,310
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,015,300 – Ref 91/100 1,350,000 Ref 96/2296a – 12 June 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records 220,897,334

Contact for queries: Name: Angela Purtill Telephone: 0207 269 8461	Address: Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ

Person making return

Name: Simon Farrant

Position: Company Secretary

Signature:

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	16:59 07-Dec-04
Number	1347G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


SEC MAIL PROCESSING
RECEIVED
JAN 1 3 2005
WASH, D.C.
165 SECTION

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY plc	
2.	Name of scheme US EXECUTIVE STOCK OPTION PLAN 96/2296d	
3.	Period of return: From 1 June 2004 to 30 November 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	44,799
5.	Number of shares issued/allotted under scheme during period:	3,859
6.	Balance under scheme not yet issued/allotted at end of period	40,940
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	420,000 12 June 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,897,334

Contact for queries:	Address:
Name: Angela Purtill	Johnson Matthey plc, 2-4 Cockspur St, Trafalgar Sq London EC2V 5BQ
Telephone: 020 72698461	

Person making return

Name: Simon Farrant

Position: Company Secretary

Signature:

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	17:02 07-Dec-04
Number	1357G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


SEC MAIL PROCESSING
RECEIVED
JAN 1 3 2005
WASH, D.C.
SECTION

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 439273

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY PLC	
2.	Name of scheme 1995 OVERSEAS EXECUTIVE SHARE OPTION SCHEME 96/2296c	
3.	Period of return: From 1 June 2004 to 30 November 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,372,424
5.	Number of shares issued/allotted under scheme during period:	214,324
6.	Balance under scheme not yet issued/allotted at end of period	1,158,100
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,000,000 - 12 June 1996 3,344,000 - 3 October 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,897,334

Contact for queries:	Address:
Name: Angela Purtill	Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ
Telephone: 0207 269 8461	

Person making return

Name: Simon Farrant

Position: Company Secretary

Signature:

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	17:02 07-Dec-04
Number	1353G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY plc		
2.	Name of scheme 1995 APPROVED EXECUTIVE SHARE OPTION SCHEME Ref 96/2296b		
3.	Period of return:	From 1 June 2004	to 30 November 2004
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	419,050	
5.	Number of shares issued/allotted under scheme during period:	64,624	
6.	Balance under scheme not yet issued/allotted at end of period	354,426	
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,000,000 - 12 June 1996 786,000 - 3 October 2003	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,897,334

Contact for queries:	Address:
Name: Angela Purtill	Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ
Telephone: 020 7269 8461	

Person making return

Name: Simon Farrant

Position: Company Secretary

Signature:

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	17:04 07-Dec-04
Number	1359G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY plc	
2.	Name of scheme 2001 EXECUTIVE SHARE OPTION SCHEME PART A/B	
3.	Period of return: From 1 June 2004	to 30 November 2004
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,189,995
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period	1,189,995
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,200,000 – 2 Oct 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,897,334

Contact for queries:	Address:
Name: Angela Purtill	Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ
Telephone: 020 7269 8461	

Person making return

Name: Simon Farrant

Position: Company Secretary

Signature:

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	17:06 07-Dec-04
Number	1363G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY PLC	
2.	Name of scheme JM-COOKSON MATTHEY CERAMICS OVERSEAS EXECUTIVE SHARE OPTION SCHEME – Ref 96/2296f	
3.	Period of return: From 1 June 2004 to 30 November 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	342,103
5.	Number of shares issued/allotted under scheme during period:	1,218
6.	Balance under scheme not yet issued/allotted at end of period	340,885
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	500,000 – 12 June 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,897,334

Contact for queries:	Address:
Name: Angela Purtill	Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ
Telephone: 0207 269 8461	

Person making return

Name: Simon Farrant
Position: Company Secretary

Signature:

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	17:09 07-Dec-04
Number	1367G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY PLC	
2.	Name of scheme JM-COOKSON MATTHEY CERAMICS EXECUTIVE SHARE OPTION SCHEME – Ref 96/2296e	
3.	Period of return: From 1 June 2004 to 30 November 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	149,832
5.	Number of shares issued/allotted under scheme during period:	1,661
6.	Balance under scheme not yet issued/allotted at end of period	148,171
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	250,000 – 12 June 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,897,334

Contact for queries:	Address:
Name: Angela Purtill	Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ
Telephone: 0207 269 8461	

Person making return

Name: Simon Farrant

Position: Company Secretary

Signature:

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	17:10 07-Dec-04
Number	1369G

JM Johnson Matthey

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company JOHNSON MATTHEY plc	
2.	Name of scheme MECONIC 1995 APPROVED SHARE OPTION SCHEME	
3.	Period of return: From 1 June 2004	to 30 November 2004
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	10,218
5.	Number of shares issued/allotted under scheme during period:	1,392
6.	Balance under scheme not yet issued/allotted at end of period	8,889
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	92,170 – 3 October 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

220,897,334

Contact for queries:	Address:
Name: Angela Purtill	Johnson Matthey plc, 2-4 Cockspur St., Trafalgar Sq., London SW1Y 5BQ
Telephone: 020 7269 8461	

Person making return

Name: Simon Farrant

Position: Company Secretary

Signature:

END

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Johnson Matthey

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	12:01 16-Dec-04
Number	4968G

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired
N A P Carson 39
P N Hawker 39
D W Morgan 39
J N Sheldrick 39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.87

Date of transaction
15 December 2004

Date company informed
16 December 2004

Total holding following this notification
N A P Carson 50,350
P N Hawker 7,422
D W Morgan 35,762
J N Sheldrick 52,752

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Angela Purtill
020 7269 8461

Name of authorised company official responsible for making this notification:
Angela Purtill
020 7269 8461

Date of Notification: 16 December 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	16:45 04-Jan-05
Number	9965G

JM Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company Johnson Matthey plc

Name of shareholder having a major interest Barclays PLC

Person with holding As in 2 above

Name of registered holder

Registered Holder	Account Designation	Holding
Bank of Ireland		39,401
BARCLAYS CAPITAL NOMINEES LIMI		221,876
BARCLAYS TRUST CO AS EXEC/ADM		580
Barclays Trust Co R69		7,361
CHASE NOMINEES LTD	16376	130,144
Clydesdale Nominees HGB0125	324492	4,142
Clydesdale Nominees HGB0125	597545	600
Clydesdale Nominees HGB0125	692386	1,627
Clydesdale Nominees HGB0125	693269	3,000
Clydesdale Nominees HGB0125	697663	3,200
Clydesdale Nominees HGB0125	697710	5,000
Clydesdale Nominees HGB0125	697728	10,000
Clydesdale Nominees HGB0125	1200114	2,650
Clydesdale Nominees HGB0125	3101868	400
Clydesdale Nominees HGB0225	597278	6,000
Clydesdale Nominees HGB0225	870934	1,800
Clydesdale Nominees HGB0325	486590	425
Clydesdale Nominees HGB0325	870934	462
INVESTORS BANK AND TRUST CO.		58,548
INVESTORS BANK AND TRUST CO.		6,371
INVESTORS BANK AND TRUST CO.		2,902
INVESTORS BANK AND TRUST CO.		404,460
INVESTORS BANK AND TRUST CO.		40,032
INVESTORS BANK AND TRUST CO.		311,794
INVESTORS BANK AND TRUST CO.		2,536
INVESTORS BANK AND TRUST CO.		52,388

INVESTORS BANK AND TRUST CO.		1,098,242
INVESTORS BANK AND TRUST CO.		16,249
JP MORGAN (BGI CUSTODY)	16331	79,311
JP MORGAN (BGI CUSTODY)	16338	14,257
JP MORGAN (BGI CUSTODY)	16341	128,580
JP MORGAN (BGI CUSTODY)	16342	26,428
JP MORGAN (BGI CUSTODY)	16400	2,493,855
JP MORGAN (BGI CUSTODY)	18408	12,595
JPMORGAN CHASE BANK		35,959
JPMorgan Chase Bank		8,880
JPMorgan Chase Bank		113,284
JPMorgan Chase Bank		27,117
JPMorgan Chase Bank		2,080
JPMorgan Chase Bank		1,677
JPMorgan Chase Bank		23,720
JPMorgan Chase Bank		26,698
JPMorgan Chase Bank		5,135
JPMorgan Chase Bank		14,093
JPMorgan Chase Bank		2,365
JPMORGAN CHASE BANK		6,719
Mellon Trust - Boston & SF		33,125
Mitsubishi Trust International		1,229
R C Greig Nominees Limited a/c	BL1	83,391
R C Greig Nominees Limited a/c	CM1	34,788
R C Greig Nominees Limited GP1	GP1	117,911
R C Greig Nominees Limited SA1	SA1	84,378
Reflex Nominees Limited		1,000
Reflex Nominees Limited		3,260
State Street		3,545
STATE STREET BOSTON		190,698
STATE STREET BOSTON		18,778
WELLS FARGO SEATTLE - WIRE BAN		4,035
ZEBAN NOMINEES LIMITED		602,199
Total		**6,633,280**

Number of shares/amount of stock acquired	Not known
Percentage of issued class	Not known
Number of shares/amount of stock disposed	n/a
Percentage of issued class	n/a
Class of security	Ordinary £1 shares
Date of transaction	Not known

Date company informed	4 January 2005
Total holding following this notification	6,633,280
Total percentage holding of issued class following this notification	3%
Any additional information	As at 23 December 2004
Name of contact and telephone number for queries	Angela Purtill 0207 269 8461
Name of authorised company official responsible for making this notification	Angela Purtill

Date of this notification: **4 January 2005**

END

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